The information in this preliminary pricing supplement is not complete and may be changed.  This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion dated August 14, 2017

Pricing supplement To prospectus dated April 15, 2016, prospectus supplement dated April 15, 2016 and product supplement no. 4-I dated April 15, 2016 JPMorgan Chase Financial Company LLC	Registration Statement Nos. 333-209682 and 333-209682-01 Dated August , 2017 Rule 424(b)(2)
Structured Investments	$ Digital Knock-Out Notes Linked to the SPDR® S&P® Oil & Gas Exploration & Production ETF due September 5, 2018 Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

General

•	The notes are designed for investors who seek a fixed return at maturity of 11.50% if a Knock-Out Event has not occurred. A Knock-Out Event occurs if, on any day during the Monitoring Period, the closing price of one share of the Fund is less than the Initial Share Price by more than 30.00%.

•	Investors should be willing to forgo interest and dividend payments and, if a Knock-Out Event has occurred and the Final Share Price is less than the Initial Share Price by more than 30%, be willing to lose some or all of their principal amount at maturity.

•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.

•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof

Key Terms

Issuer:	JPMorgan Chase Financial Company LLC, an indirect wholly owned finance subsidiary of JPMorgan Chase & Co.
Guarantor:	JPMorgan Chase & Co.
Fund:	The SPDR® S&P® Oil & Gas Exploration & Production ETF (Bloomberg ticker: XOP)
Payment at Maturity:	If a Knock-Out Event has not occurred, your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 + ($1,000 × Contingent Digital Return)
If (i) a Knock-Out Event has occurred and (ii) the Final Share Price is greater than or equal to the Initial Share Price or is less than the Initial Share Price by up to the Contingent Buffer Amount, you will receive the principal amount of your notes at maturity.

If (i) a Knock-Out Event has occurred and (ii) the Final Share Price is less than the Initial Share Price by more than the Contingent Buffer Amount, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Fund Return)

If (i) a Knock-Out Event has occurred and (ii) the Final Share Price is less than the Initial Share Price by more than the Contingent Buffer Amount of 30%, you will lose more than 30% of your principal amount at maturity and may lose all of your principal amount at maturity.
Knock-Out Event:	A Knock-Out Event occurs if, on any day during the Monitoring Period, the closing price of one share of the Fund is less than the Initial Share Price by more than the Contingent Buffer Amount.
Monitoring Period:	The period from but excluding the Pricing Date to and including the final Ending Averaging Date
Contingent Digital Return:	11.50%, which reflects the maximum return on the notes. Accordingly, the maximum payment at maturity per $1,000 principal amount note is $1,115.
Contingent Buffer Amount:	30%
Fund Return:	(Final Share Price – Initial Share Price) Initial Share Price
Initial Share Price:	The closing price of one share of the Fund on the Pricing Date
Final Share Price :	The arithmetic average of the closing prices of one share of the Fund on the Ending Averaging Dates
Share Adjustment Factor:	The Share Adjustment Factor is referenced in determining the closing price of one share of the Fund and is set initially at 1.0 on the Pricing Date. The Share Adjustment Factor is subject to adjustment upon the occurrence of certain events affecting the Fund. See “The Underlyings — Funds — Anti-Dilution Adjustments” in the accompanying product supplement for further information.
Pricing Date:	On or about August 15, 2017
Original Issue Date:	On or about August 18, 2017 (Settlement Date)
Ending Averaging Dates Date*:	August 24, 2018, August 27, 2018, August 28, 2018, August 29, 2018, and August 30, 2018
Maturity Date*:	September 5, 2018
CUSIP:	46647MMZ3

* Subject to postponement in the event of certain market disruption events and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Underlying (Other Than a Commodity Index)” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement

Investing in the notes involves a number of risks.  See “Risk Factors” beginning on page PS-10 of the accompanying product supplement, and “Selected Risk Considerations” beginning on page PS-5 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus.  Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$
(1)	See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.

(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers. In no event will these selling commissions exceed $10.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

If the notes priced today, the estimated value of the notes would be approximately $969.70 per $1,000 principal amount note.  The estimated value of the notes, when the terms of the notes are set, will be provided in the pricing supplement and will not be less than $955.00 per $1,000 principal amount note.  See “The Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Additional Terms Specific to the Notes

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent.  We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance.  In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes, of which these notes are a part, and the more detailed information contained in the accompanying product supplement and underlying supplement.  This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying product supplement and the accompanying underlying supplement, as the notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 4-I dated April 15, 2016: http://www.sec.gov/Archives/edgar/data/19617/000095010316012644/crt_dp64831-424b2.pdf

•	Underlying supplement no. 1-I dated April 15, 2016: http://www.sec.gov/Archives/edgar/data/19617/000095010316012649/crt-dp64909_424b2.pdf

•	Prospectus supplement and prospectus, each dated April 15, 2016: http://www.sec.gov/Archives/edgar/data/19617/000095010316012636/crt_dp64952-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617.  As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

JPMorgan Structured Investments —	PS- 1
Digital Knock-Out Notes Linked to the SPDR® S&P® Oil & Gas Exploration & Production ETF

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Fund?

The following table and examples illustrate the hypothetical total return and the hypothetical payment at maturity on the notes.  The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000.  Each hypothetical total return or payment at maturity set forth below assumes an Initial Share Price of $30 and reflects the Contingent Buffer Amount of 30% and the Contingent Digital Return of 11.50%.  Each hypothetical total return or payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment at maturity applicable to a purchaser of the notes.  The numbers appearing in the following table and in the examples below have been rounded for ease of analysis.

Final Share Price	Fund Return	A Knock-Out Event Has Not Occurred(1)	A Knock-Out Event Has Occurred(1)
		Total Return	Total Return
$54.000	80.00%	11.50%	0.00%
$49.500	65.00%	11.50%	0.00%
$45.000	50.00%	11.50%	0.00%
$42.000	40.00%	11.50%	0.00%
$39.000	30.00%	11.50%	0.00%
$36.000	20.00%	11.50%	0.00%
$34.500	15.00%	11.50%	0.00%
$33.450	11.50%	11.50%	0.00%
$33.000	10.00%	11.50%	0.00%
$31.500	5.00%	11.50%	0.00%
$30.750	2.50%	11.50%	0.00%
$30.000	0.00%	11.50%	0.00%
$29.250	-2.50%	11.50%	0.00%
$28.500	-5.00%	11.50%	0.00%
$27.000	-10.00%	11.50%	0.00%
$24.000	-20.00%	11.50%	0.00%
$21.000	-30.00%	11.50%	0.00%
$20.997	-30.01%	N/A	-30.01%
$18.000	-40.00%	N/A	-40.00%
$15.000	-50.00%	N/A	-50.00%
$12.000	-60.00%	N/A	-60.00%
$9.000	-70.00%	N/A	-70.00%
$6.000	-80.00%	N/A	-80.00%
$3.000	-90.00%	N/A	-90.00%
$0.000	-100.00%	N/A	-100.00%

(1) A Knock-Out Event occurs if, on any day during the Monitoring Period, the closing price of one share of the Fund is less than the Initial Share Price by more than the Contingent Buffer Amount.

JPMorgan Structured Investments —	PS- 2
Digital Knock-Out Notes Linked to the SPDR® S&P® Oil & Gas Exploration & Production ETF

Hypothetical Examples of Amount Payable at Maturity

The following examples illustrate how the payment at maturity in different hypothetical scenarios is calculated.

Example 1: A Knock-Out Event has not occurred and the price of one share of the Fund increases from the Initial Share Price of $30 to a Final Share Price of $30.75.

Because a Knock-Out Event has not occurred, regardless of the Fund Return, the investor receives a payment at maturity of $1,115 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 11.50%) = $1,115

Example 2: A Knock-Out Event has not occurred and the price of one share of the Fund decreases from the Initial Share Price of $30 to a Final Share Price of $28.50.

Although the Fund Return is negative, because a Knock-Out Event has not occurred, the investor receives a payment at maturity of $1,115 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 11.50%) = $1,115

Example 3: A Knock-Out Event has not occurred and the price of one share of the Fund increases from the Initial Share Price of $30 to a Final Share Price of $42.

Because a Knock-Out Event has not occurred and although the Fund Return of 40% exceeds the Contingent Digital Return of 11.50%, the investor is entitled to only the Contingent Digital Return and receives a payment at maturity of $1,115 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 11.50%) = $1,115

Example 4: A Knock-Out Event has occurred and the price of one share of the Fund increases from the Initial Share Price of $30 to a Final Share Price of $45.

Because (i) a Knock-Out Event has occurred and (ii) the Final Share Price of $45 is greater than or equal to the Initial Share Price of $30 and although the Fund Return is 50%, the investor receives only the principal amount of their notes.

Example 5: A Knock-Out Event has occurred and the price of one share of the Fund decreases from the Initial Share Price of $30 to a Final Share Price of $21.

Because (i) a Knock-Out Event has occurred and (ii) the Final Share Price of $21 is less than the Initial Share Price of $30 by up to the Contingent Buffer Amount of 30% and although the Fund Return is -30%, the investor receives the principal amount of their notes.

Example 6: A Knock-Out Event has occurred and the price of one share of the Fund decreases from the Initial Share Price of $30 to a Final Share Price of $15.

Because (i) a Knock-Out Event has occurred, (ii) the Final Share Price of $15 is less than the Initial Share Price of $30 by more than the Contingent Buffer Amount of 30% and (iii) the Fund Return is -50%, the investor receives a payment at maturity of $500 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -50%) = $500

The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term.  These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market.  If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —	PS- 3
Digital Knock-Out Notes Linked to the SPDR® S&P® Oil & Gas Exploration & Production ETF

Selected Purchase Considerations

•	FIXED APPRECIATION POTENTIAL — If a Knock-Out Event has not occurred, at maturity you will receive a fixed return equal to the Contingent Digital Return of 11.50% at maturity, which also reflects the maximum return on the notes at maturity. A Knock-Out Event occurs, if, on any day during the Monitoring Period, the closing price of one share of the Fund is less than the Initial Share Price by more than the Contingent Buffer Amount of 30%. Because the notes are our unsecured and unsubordinated obligations, the payment of which is fully and unconditionally guaranteed by JPMorgan Chase & Co., payment of any amount on the notes is subject to our ability to pay our obligations as they become due and JPMorgan Chase & Co.’s ability to pay its obligations as they become due.

•	LIMITED PROTECTION AGAINST LOSS — We will pay you at least your principal back at maturity if a Knock-Out Event has not occurred or if (i) a Knock-Out Event has occurred and (ii) the Final Share Price is greater than or equal to the Initial Share Price or is less than the Initial Share Price by up to the Contingent Buffer Amount of 30%. If (i) a Knock-Out Event has occurred and (ii) the Final Share Price is less than the Initial Share Price by more than the Contingent Buffer Amount, for every 1% that the Final Share Price is less than the Initial Share Price, you will lose an amount equal to 1% of the principal amount of your notes. Under these circumstances, you will lose more than 30% of your principal amount at maturity and may lose all of your principal amount at maturity.

•	RETURN DEPENDENT ON THE SPDR® S&P® OIL & GAS EXPLORATION & PRODUCTION ETF — The SPDR® S&P® Oil & Gas Exploration & Production ETF is an exchange-traded fund of SPDR® Series Trust, a registered investment company, that seeks to provide investment results that, before fees and expenses, correspond generally to the total return performance of an index derived from the oil and gas exploration and production segment of a U.S. total market composition index, which we refer to as the Underlying Index with respect to the SPDR® S&P® Oil & Gas Exploration & Production ETF. The Underlying Index with respect to the SPDR® S&P® Oil & Gas Exploration & Production ETF is currently the S&P® Oil & Gas Exploration & Production Select IndustryTM Index. The S&P® Oil & Gas Exploration & Production Select IndustryTM Index is a modified equal-weighted index that is designed to measure the performance of the following GICS® sub-industries of the S&P Total Market Index: integrated oil & gas; oil & gas exploration & mining; and oil & gas refining & marketing. For additional information about the Fund, see “Fund Descriptions — The SPDR® S&P® Industry ETFs” in the accompanying underlying supplement.

•	TAX TREATMENT— You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-I. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes, as more fully described in “Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Notes Treated as Open Transactions That Are Not Debt Instruments” in the accompanying product supplement.  Assuming this treatment is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price.  However, the IRS or a court may not respect this treatment, in which case the timing and character of any income or loss on the notes could be materially and adversely affected.  In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.  You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Section 871(m) of the Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax (unless an income tax treaty applies) on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities.  Section 871(m) provides certain exceptions to this withholding regime, including for instruments linked to certain broad-based indices that meet requirements set forth in the applicable Treasury regulations (such an index, a “Qualified Index”).  Additionally, the applicable regulations exclude from the scope of Section 871(m) instruments issued in 2017 that do not have a delta of one with respect to underlying securities that could pay U.S.-source dividends for U.S. federal income tax purposes (each an “Underlying Security”).  Based on certain determinations made by us, we expect that Section 871(m) will not apply to the notes with regard to Non-U.S. Holders.  Our determination is not binding on the IRS, and the IRS may disagree with this determination.  Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security.  If necessary, further information regarding the potential

JPMorgan Structured Investments —	PS- 4
Digital Knock-Out Notes Linked to the SPDR® S&P® Oil & Gas Exploration & Production ETF

application of Section 871(m) will be provided in the pricing supplement for the notes.  You should consult your tax adviser regarding the potential application of Section 871(m) to the notes.

Withholding under legislation commonly referred to as “FATCA” may (if the notes are recharacterized as debt instruments) apply to amounts treated as interest paid with respect to the notes. Under a recent IRS notice, withholding under FATCA will not apply to payments of gross proceeds (other than any amount treated as interest) of a taxable disposition, including redemption at maturity, of the notes. You should consult your tax adviser regarding the potential application of FATCA to the notes.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Fund, the Underlying Index or any of the component securities of the Fund or the Underlying Index.  These risks are explained in more detail in the “Risk Factors” sections of the accompanying product supplement and the accompanying underlying supplement.

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS —

The notes do not guarantee any return of principal.  If (i) a Knock-Out Event has occurred and (ii) the Final Share Price is less than the Initial Share Price by more than the Contingent Buffer Amount of 30%, you will lose 1% of the principal amount of your notes for every 1% that the Final Share Price is less than the Initial Share Price.  Accordingly, under these circumstances, you will lose more than 30% of your principal amount at maturity and may lose all of your principal amount at maturity.

•	YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE CONTINGENT DIGITAL RETURN — If a Knock-Out Event has not occurred, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional return equal to the Contingent Digital Return of 11.50%, regardless of any appreciation of the Fund, which may be significant.

•	YOUR ABILITY TO RECEIVE THE CONTINGENT DIGITAL RETURN MAY TERMINATE ON ANY DAY DURING THE MONITORING PERIOD — If, on any day during the Monitoring Period, the closing price of one share of the Fund is less than the Initial Share Price by more than the Contingent Buffer Amount (i.e., a Knock-Out Event occurs), you will not be entitled to receive the Contingent Digital Return at maturity. Under these circumstances, if the Final Share Price is less than the Initial Share Price by more than the Contingent Buffer Amount, you will lose more than 30% of your principal amount at maturity and may lose all of your principal amount at maturity. In addition, if a Knock-Out Event occurs and the Final Share Price is greater than the Initial Share Price or is less than the Initial Share Price by up to the Contingent Buffer Amount, you will receive only your principal back at maturity. Under these circumstances, you will not receive the Contingent Digital Return or otherwise benefit from any appreciation of the Fund.

•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. — The notes are subject to our and JPMorgan Chase & Co.’s credit risks, and our and JPMorgan Chase & Co.’s credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS — As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements. As a result, we are dependent upon payments from our affiliates to meet our obligations under the notes. If these affiliates do not make payments to us and we fail to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as the estimated value of the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our and JPMorgan Chase & Co.’s business activities, including hedging and trading activities, could cause our and JPMorgan Chase & Co.’s economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement for additional information about these risks.

JPMorgan Structured Investments —	PS- 5
Digital Knock-Out Notes Linked to the SPDR® S&P® Oil & Gas Exploration & Production ETF

•	THE BENEFIT PROVIDED BY THE CONTINGENT BUFFER AMOUNT MAY TERMINATE ON ANY DAY DURING THE MONITORING PERIOD —

If, on any day during the Monitoring Period, the closing price of one share of the Fund is less than the Initial Share Price by more than the Contingent Buffer Amount (i.e., a Knock-Out Event occurs), the benefit provided by the Contingent Buffer Amount will terminate and, if the Final Share Price is less than the Initial Share Price by more than the Contingent Buffer Amount, you will be fully exposed to any depreciation of the Fund from the Initial Share Price to the Final Share Price.  You will be subject to this potential loss of principal even if the Fund subsequently recovers such that the closing price of one share of the Fund is not less than the Initial Share Price by more than the Contingent Buffer Amount.

•	THE ESTIMATED VALUE OF THE NOTES WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — The estimated value of the notes is only an estimate determined by reference to several factors. The original issue price of the notes will exceed the estimated value of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “The Estimated Value of the Notes” in this pricing supplement.

•	THE ESTIMATED VALUE OF THE NOTES DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — The estimated value of the notes is determined by reference to internal pricing models of our affiliates when the terms of the notes are set. This estimated value of the notes is based on market conditions and other relevant factors existing at that time and assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater than or less than the estimated value of the notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “The Estimated Value of the Notes” in this pricing supplement.

•	THE ESTIMATED VALUE OF THE NOTES IS DERIVED BY REFERENCE TO AN INTERNAL FUNDING RATE — The internal funding rate used in the determination of the estimated value of the notes is based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed-rate debt of JPMorgan Chase & Co. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “The Estimated Value of the Notes” in this pricing supplement.

•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN THE THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).

•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.  See “— Lack of Liquidity” below.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the price of one share of the Fund, including:

•	any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads;

•	customary bid-ask spreads for similarly sized trades;

•	our internal secondary market funding rates for structured debt issuances;

•	the actual and expected volatility of the Fund;

JPMorgan Structured Investments —	PS- 6
Digital Knock-Out Notes Linked to the SPDR® S&P® Oil & Gas Exploration & Production ETF

•	the time to maturity of the notes;

•	the dividend rates on the Fund and the equity securities held by the Fund;

•	interest and yield rates in the market generally;

•	the occurrence of certain events relating to the Fund that may or may not require an adjustment to the Share Adjustment Factor; and

•	a variety of other economic, financial, political, regulatory and judicial events.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements.  This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

•	NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the Fund or securities held by the Fund or included in the Underlying Index would have.

•	THERE ARE RISKS ASSOCIATED WITH THE FUND — Although the shares of the Fund are listed for trading on a securities exchange and a number of similar products have been traded on securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Fund or that there will be liquidity in the trading market. The Fund is subject to management risk, which is the risk that the investment strategies of the Fund’s investment adviser, the implementation of which is subject to a number of constraints, may not produce the intended results. These constraints could adversely affect the market price of the shares of the Fund, and consequently, the value of the notes.

•	THE PERFORMANCE AND MARKET VALUE OF THE FUND, PARTICULARLY DURING PERIODS OF MARKET VOLATILITY, MAY NOT CORRELATE WITH THE PERFORMANCE OF THE FUND’S UNDERLYING INDEX AS WELL AS THE NET ASSET VALUE PER SHARE — The Fund does not fully replicate its Underlying Index and may hold securities different from those included in its Underlying Index. In addition, the performance of the Fund will reflect additional transaction costs and fees that are not included in the calculation of its Underlying Index. All of these factors may lead to a lack of correlation between the performance of the Fund and its Underlying Index. In addition, corporate actions with respect to the equity securities underlying the Fund (such as mergers and spin-offs) may impact the variance between the performances of the Fund and its Underlying Index. Finally, because the shares of the Fund are traded on a securities exchange and are subject to market supply and investor demand, the market value of one share of the Fund may differ from the net asset value per share of the Fund.

During periods of market volatility, securities underlying the Fund may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of the Fund and the liquidity of the Fund may be adversely affected.  This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of the Fund.  Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the Fund.  As a result, under these circumstances, the market value of shares of the Fund may vary substantially from the net asset value per share of the Fund.  For all of the foregoing reasons, the performance of the Fund may not correlate with the performance of its Underlying Index as well as the net asset value per share of the Fund, which could materially and adversely affect the value of the notes in the secondary market and/or reduce any payment on the notes.

•	RISKS ASSOCIATED WITH THE OIL AND GAS EXPLORATION AND PRODUCTION INDUSTRY —

All or substantially all of the equity securities held by the Fund are issued by companies whose primary line of business is directly associated with the oil and gas exploration and production industry.  As a result, the value of the notes may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting this industry than a different investment linked to securities of a more broadly diversified group of issuers.  Issuers in energy-related industries can be significantly affected by fluctuations in energy prices and supply and demand of energy fuels.  Markets for various energy-related commodities can have significant volatility, and are subject to control or manipulation by large producers or purchasers.  Companies in the energy sector may need to make substantial expenditures, and to incur significant amounts of debt, in order to maintain or expand their reserves.  Oil and gas companies develop and produce crude oil and natural gas and provide drilling and other energy resources production and distribution related services. Stock prices for these types of companies are affected by supply and demand both for their specific product or service and for energy products in general.  The price of oil and gas, exploration and production spending, government regulation, world events and economic conditions will likewise affect the performance of these companies.  Correspondingly, securities of companies in the energy field are subject to swift price and supply fluctuations caused by events relating to international politics, energy conservation, the success of exploration projects, and tax and other governmental regulatory policies.  Weak demand for the companies’ products or services or for energy products and services in general, as well as negative developments in these other areas, would adversely impact the Fund’s performance.  Oil and gas exploration and production can be significantly affected by natural disasters as well as changes in exchange rates, interest rates, government regulation, world events and economic conditions. These companies may be at risk for environmental damage claims.  These factors could affect the oil and gas exploration and production industry and could affect the value of the equity securities held by the Fund and the price of the Fund during the term of the notes, which may adversely affect the value of your notes.

JPMorgan Structured Investments —	PS- 7
Digital Knock-Out Notes Linked to the SPDR® S&P® Oil & Gas Exploration & Production ETF

•	THE ANTI-DILUTION PROTECTION FOR THE FUND IS LIMITED — The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

•	VOLATILITY RISK — Greater expected volatility with respect to the Fund indicates a greater likelihood as of the Pricing Date that the Fund could close below the Initial Share Price by more than the Contingent Buffer Amount on any day during the Monitoring Period or that the Final Share Price could be less than the Initial Share Price by more than the Contingent Buffer Amount. The Fund’s volatility, however, can change significantly over the term of the notes. The closing price of one share of the Fund could fall sharply at any time during the term of the notes, which could result in a significant loss of principal.

•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

•	THE FINAL TERMS AND VALUATION OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT — The final terms of the notes will be based on relevant market conditions when the terms of the notes are set and will be provided in the pricing supplement. In particular, the estimated value of the notes will be provided in the pricing supplement and may be as low as the minimum for the estimated value of the notes set forth on the cover of this pricing supplement. Accordingly, you should consider your potential investment in the notes based on the minimum for the estimated value of the notes.

JPMorgan Structured Investments —	PS- 8
Digital Knock-Out Notes Linked to the SPDR® S&P® Oil & Gas Exploration & Production ETF

Historical Information

The following graph sets forth the historical performance of the Fund based on the weekly historical closing prices of one share of the Fund from January 6, 2012 through August 11, 2017.  The closing price of one share of the Fund on August 11, 2017 was $30.43.

We obtained the closing prices above and below from the Bloomberg Professional® service (“Bloomberg”), without independent verification.  The closing prices above and below may have been adjusted by Bloomberg for actions taken by the Fund, such as stock splits.  The historical prices of one share of the Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one share of the Fund on the Pricing Date, any day during the Monitoring Period or any Ending Averaging Date.  There can be no assurance that the performance of the Fund will result in the return of any of your principal amount.

JPMorgan Structured Investments —	PS- 9
Digital Knock-Out Notes Linked to the SPDR® S&P® Oil & Gas Exploration & Production ETF

The Estimated Value of the Notes

The estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes.  The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time.  The internal funding rate used in the determination of the estimated value of the notes is based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed-rate debt of JPMorgan Chase & Co.  For additional information, see “Selected Risk Considerations — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement.  The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates.  These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments.  Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time.  See “Selected Risk Considerations — The Estimated Value of the Notes Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates” in this pricing supplement.

The estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes.  These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes.  Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss.  We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes.  See “Selected Risk Considerations — The Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Considerations — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors ” in this pricing supplement.  In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period that is intended to be the shorter of six months and one-half of the stated term of the notes.  The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates.  See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period.”

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes.  See “What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Fund?” and “Hypothetical Examples of Amount Payable at Maturity” in this pricing supplement for an illustration of the risk-return profile of the notes and “Selected Purchase Considerations — Return Dependent on the SPDR® S&P® Oil & Gas Exploration & Production ETF” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to the estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

JPMorgan Structured Investments —	PS- 10
Digital Knock-Out Notes Linked to the SPDR® S&P® Oil & Gas Exploration & Production ETF